Exhibit 99.1
This press release does not constitute an offer to purchase securities. The Offers described below may not be commenced in the United States or extended to U.S. persons in the absence of the filing of a Schedule TO by SAP France S.A. and a Schedule 14D-9 by Business Objects S.A. SAP France S.A. and Business Objects S.A. intend to make such filings in the United States at such time as the Autorité des Marchés Financiers has declared the Offer open in France.
FILING OF A TENDER OFFER
for the shares, ornane and warrants issued by
initiated by
presented by
Terms of the offer:

42 euros per Business Objects share
22.55 euros per Business Objects 2003 warrant
24.96 euros per Business Objects 2004 warrant
18.87 euros per Business Objects 2005 warrant
19.69 euros per Business Objects 2006 warrant
12.01 euros per Business Objects 2007 warrant
50.65 euros per Business Objects convertible bond (ORNANE)
This press release, which relates to the filing by SAP France SA of a tender offer for the securities issued by Business Objects with the French stock market authority (Autorité des marchés financiers) (the “AMF”) on October 22, 2007, is published in accordance with the provisions of articles 231-16 of the AMF General Regulations.
THE OFFER AND THE DRAFT OFFER DOCUMENT
ARE STILL SUBJECT TO REVIEW BY THE AMF
The draft offer document is available on the website of the AMF (www.amf-france.org) and may be obtained free of charge from:

Deutsche Bank Paris Branch 3, av. De Friedland 75008 Paris	SAP France SA Défense Plaza – 23-25 rue Delarivière Lefoullon La Défense 9 – 92064 Paris la Défense Cedex
1 PRESENTATION OF THE OFFER
Pursuant to Section III of Book II and more specifically article 232-1 et seq. of the AMF General Regulations, SAP France S.A., a société anonyme with a share capital of 15,360,000 euros, registered with the Companies Registry of Nanterre under number 341 612 687, having its registered office at La Défense Plaza, 23-25 rue Delarivière Lefoullon – La Défense 9, 92064 Paris La Défense Cédex (hereafter referred to as the “Offeror”) is making an offer to the holders of shares, warrants and convertible bonds issued by Business Objects, a société anonyme with a share capital of 9.750.488,20 euros, registered with the Companies Registry of Nanterre under number 379 821 994, having its registered office at 157-159, rue Anatole France, 92300 Levallois-Perret, France (hereafter referred to as “Business Objects” or as the “Company”), to purchase pursuant to the terms and conditions set forth below (the “Offer”):
-	any and all of the shares issued by the Company that are traded on Eurolist (Compartiment A) of Euronext Paris S.A. (“Euronext Paris”) under ISIN code FR 0004026250, symbol “BOB” (“Company Shares”), whether existing shares or shares that may be issued upon the exercise of stock options or other equity incentive plans or Company Warrants (as such term is defined below), or the conversion of the Company Convertible Bonds (as such term is defined below) granted or issued by the Company, i.e. a maximum of 111,289,274[1] Company Shares;

-	any and all of the outstanding warrants (bons de souscription d’actions) of different categories as described in section 2 below (“Company Warrants”) issued by the Company, i.e. a maximum of 585,000 Company Warrants;

-	any and all of the outstanding convertible bonds (obligations remboursables en numéraire ou en actions nouvelles ou existantes) issued by the Company that are traded on Eurolist under ISIN code FR0010470245 (“Company Convertible Bonds”), i.e. a maximum of 10,676,156 Company Convertible Bonds,
The Company Shares, the Company Warrants and the Company Convertible Bonds will be referred to as the “Company Securities.
Deutsche Bank AG, Paris Branch, as the presenting bank for the Offer, filed the Offer and the draft offer document with the AMF on behalf of the Offeror on October 22, 2007. Pursuant to the provisions of article 231-13 of the AMF General Regulations, Deutsche Bank AG, Paris Branch, guarantees the content and the irrevocable nature of the undertakings given by the Offeror in connection with the Offer. The Offer shall be conducted using the standard procedure in accordance with the provisions of articles 232-1 et seq. of the AMF General Regulations.
Concurrently with the Offer, the Offeror is also making, on terms substantially similar to the terms of the Offer and subject to the same conditions as the Offer, an offer in the United States (hereafter referred to as the “US Offer”, and together with the Offer, the “Offers”) open to all holders of American Depositary Shares of the Company (“Company ADSs”) and to all US holders of other Company Securities.

[1]	Including a maximum of 250,000 Company Shares that may be issued pursuant to the ESPP Plan 2004 during the subscription period running until November 1 and 500,000 Company Shares that may be issued by the Company’s board of directors to the Trust in connection with the periodic issuance of RSU to the employees.

SAP AG, parent company of the Offeror (“Parent” and together with the Offeror “SAP”), and the Company entered into a tender offer agreement dated October 7, 2007 (the “Tender Offer Agreement”).
Pursuant to the terms of the Tender Offer Agreement, Parent and the Company have agreed that the Parent or a wholly owned subsidiary of Parent will seek to acquire all the Company Securities through concurrent tender offers in France and in the United States.
The Tender Offer Agreement provides that the Offer will be filed once the Company’s board of directors has formally recommended the Offers, upon receipt of the report of the independent expert appointed in accordance with Articles 261-1 et seq of the General Regulations of the AMF.
The Tender Offer Agreement provides that the Company’s board of directors shall not take any action likely to frustrate the Offers.
The Tender Offer Agreement also provides for a payment of a fee equal to 86 million euros by the Company to Parent should the Offer fail because (x) a competing bid is made for the Company and thereafter (i) Company’s board of directors modifies its recommendation, withdraws its recommendation, recommends a competing bid or enters into an agreement in relation to a competing bid, (ii) the offer is not cleared by the AMF, (iii) the French Ministry of the Economy refuses to approve the Offer (in accordance with the section “Authorization from the French Finance Minister” described below) or (iv) the Offeror withdraws the Offer because of a competing bid (except if the Company reiterates its recommendation of the Offer and recommends to the Company’s shareholders not to tender their shares in the competing bid), and in each such case within 18 months after such event the Company enters into an agreement to be acquired, or is acquired, by a third party at a value higher than the Offer value, or (y) the Offeror is permitted to withdraw the Offer due to actions taken by the Company that modify the Company’s substance.
In addition, in the event that (i) the Company’s board of directors modifies its recommendation, withdraws its recommendation, recommends a competing bid or enters into an agreement in relation to a competing bid, (ii) the Offeror withdraws the Offer pursuant to the Tender Offer Agreement or (iii) the Offer does not close because the minimum tender condition set forth in “Conditions to the Offer” below is not met, the Company shall reimburse Parent for all its fees and expenses incurred in connection with the Tender Offer Agreement and the Offers (including up to 5 million euros in commitment and upfront financing fees and expenses but not including any financial advisory fees).
The Tender Offer Agreement as well as a French summary thereof is available on the Company’s website (www.businessobjects.com). The French summary is also included in the draft document filed by the Company with the AMF (projet de note en réponse).
SAP and the Company issued on October 7, 2007 a joint press release following the execution of the Tender Offer Agreement, which is available on SAP’s website (www.sap.com) and the Company’s website.
Reasons for the Offer
Rationale for the transaction
Combining Information Technology Leaders
The principal rationale behind the Offer is to bring together two of the leaders of the information technology industry. SAP is a leading provider of Enterprise Application Systems software (“EAS”). Business Objects is a leading independent provider of Business Analytics software (“BA”) functionalities comprised of Business Intelligence (“BI”) and “Enterprise Performance Management” (“EPM”).
Offering Market Leading Solutions

This combination will result in an unmatched offering for business users, enabling timely and accurate decision-making. Together, SAP and Business Objects intend to offer high-value solutions for process- and business-oriented professionals. The solutions will be designed to enable companies to strengthen decision processes, increase customer value and create sustainable competitive advantage through real-time, multi-dimensional business intelligence.
Executing the SAP Growth Strategy
A key component of SAP’s growth strategy is to significantly increase its revenues from new products, including addressing the growing demands of Business Users, which it views as the industry’s next high-growth opportunity. The acquisition of Business Objects will permit SAP to accelerate its growth in the Business User segment, while complementing its successful organic growth strategy, and will be consistent with SAP’s stated strategy to double its addressable market by 2010.
Combining the two companies presents an opportunity for SAP to strengthen its competitiveness in particular in the provision of Business Intelligence and Business Analytics functionalities and to benefit from the Company’s expertise in Business Intelligence software.
Competitive Environment
Through this transaction, SAP will be able to offer its customers an enhanced business analytics portfolio. Its current products include only a limited number of BI and EPM applications. By adding Business Objects’ solutions to SAP’s EAS products, the transaction will allow SAP to compete better with other suppliers such as Oracle, Microsoft, Cognos or SAS, which have developed various BI and EPM applications.
Combined Work Force of SAP and Business Objects
As of September 30, 2007, SAP had more than 42,000 employees and Business Objects had more than 6,000 employees. The contemplated combination would create a business software company and a software provider of significant scale and presence across the world market, with a combined workforce of more than 48,000 employees.
Offeror’s intentions for the next 12 months
Strategy and industrial policy
Business Objects will operate as a stand-alone business as part of the SAP group. Neither Business Objects nor SAP intends to undertake significant restructuring as a result of the transaction.
The strategic direction of Business Objects will continue to be leadership in all facets of Business Intelligence, expansion of strategic global services and global sales, as well as gains in mid-market business.
Business Objects’ customers will continue to benefit from open, broad and integrated business intelligence solutions — independent of databases and applications – while also gaining the advantage of application alignment for business analytics. Business Objects will significantly enhance its business intelligence portfolio scope and capacity with SAP people, know-how and partner networks.
Most of the expertise and solutions from Business Objects would be complementary to offerings SAP already provides for business users — including, for example, category leadership in Governance, Risk and Compliance; business intelligence in the SAP platform Net Weaver; as well as corporate performance management capabilities.

Composition of the decision-making bodies and the management team of Business Objects
Upon completion of the Offers, changes will be made to the Company’s board of directors in order to reflect the new shareholder structure and in particular the arrival of the Offeror as a new majority shareholder.
In this respect, the Tender Offer Agreement provides that, upon completion of the Offers, the Company’s board of directors will have nine members, all of whom will be designated by SAP (at least three of whom shall be “independent” within the meaning of and as required by applicable laws, stock exchange rules or the 2002 Bouton Report on Corporate Governance). If SAP elects, upon completion of the Offers, the Company board may be reduced to six members, all of whom shall be designated by SAP (at least two of whom shall be “independent” within the meaning set forth above).
Subject to completion of the Offers, Mr. Schwarz will continue as the CEO of the Company and is expected to become a member of the Parent Executive board and Doug Merritt (Corporate Officer, Business Users of Parent) will join the Company and report to John Schwarz.
The Parent’s Supervisory board intends to propose to elect the Company’s chairman, chief strategy officer and founder, Mr. Liautaud, to the Parent’s Supervisory board at Parent’s next shareholders meeting. Until that time, Mr Liautaud will have an advisory role to Mr. Kagermann, on aspects of strategy and integration.
Intentions concerning employment
The Offeror does not intend to undertake a significant restructuring as a result of the transaction.
Squeeze-out (retrait obligatoire) – Delisting — Reorganization
The Offeror intends to request the AMF, within three months following the closing of the Offer, to implement a squeeze-out of the remaining Company Shares in the event the outstanding Company Shares not tendered in the Offers do not represent more than 5% of the capital or voting rights of the Company in accordance with articles 237-17 et seq. of the AMF General Regulations.
Moreover, the Offeror intends to request the AMF, within three months following the closing of the Offers, to implement a squeeze-out of the remaining Convertible Bonds and Warrants in the event the total of the outstanding Company Shares not tendered in the Offer and the Company Shares that may be issued as a result of the conversion or exercise of the Convertible Bonds and Warrants not tendered in the Offers, do not represent more than 5% of all the Company Shares that exist and those that could be issued as a result of the conversion of the ORNANE and the exercise of all the outstanding Convertible Bonds and Warrants.
Furthermore, the Offeror reserves its right, in the event a squeeze-out is not permissible due to the amount of Shares tendered, to request that Euronext Paris delist the Company Shares from the Eurolist market. Euronext Paris may accept this request only if the trading of the Company Shares is limited following the Offer, so that the delisting would be in the interest of the market, subject to Euronext market rules. In addition, the Offeror may withdraw the Company ADSs from trading on the Nasdaq Global Selected Market regardless of whether or not the Company Shares are delisted from Euronext.
The Offeror is contemplating the legal reorganization of the combined group by the end of 2008 by contributing all its business to a newly created subsidiary so that SAP France and Business Objects become two separate operational companies wholly-owned by the same parent company.

Dividend distribution policy
The Offeror reserves the right to review the Company’s dividend distribution policy after completion of the Offer in accordance with applicable law and the Company’s memorandum and articles of association, based on the Company’s capacity to make a distribution and its financing needs.
Advantages for both companies, their shareholders – Synergies – Economic gains
The combination of SAP and Business Objects will benefit customers, partners, employees and shareholders. Together, SAP and Business Objects will offer the most comprehensive portfolio of business performance and optimization solutions for business users at companies of all sizes. The combined group will offer market leading business intelligence solutions, functionality for Business Intelligence, Corporate Performance Management and Governance Risk and Compliance and embedded analytics.
SAP and Business Objects believe that customers will gain significant business benefits through the combination of new, innovative offerings of enterprise-wide business intelligence solutions along with embedded analytics in transactional applications. Additionally, the joint partner ecosystems will be fuelled by the industry’s most powerful business process platform providing customers with the best enterprise information management platform available for SAP and non-SAP environments.
Advantages for Shareholders
Through the Offer, Business Objects’ shareholders will have the opportunity to realize a premium of 20% over the Business Objects closing share price of €35 on October 5th and of 36.2% over Business Objects’ 1-month average price of €30.83 (volume-weighted average on Euronext Paris, through September 14, 2007).
Synergies
The combination of SAP and Business Objects presents an opportunity for Business Objects to leverage the worldwide presence of SAP and will allow cross-selling opportunities into established Business Objects and SAP customer accounts. SAP and Business Objects also expect synergies from the integration of their global distribution networks and SAP’s global infrastructure.
The economic advantages expected as a result of the combination, in a preliminary analysis, which would amount to 300 to 320 million euros, would come partly from the acceleration of revenues of the combined organization and partly from cost synergies. Those costs synergies would not be significant compared to the combined cost base of the two groups, which amount approximately to 10 billion euros.
Agreements that could have a material impact on the valuation or outcome of the Offer
Except for the Tender Offer Agreement, the Offeror is not a party to any agreement that could have a material impact on the valuation or outcome of the Offer.
2 TERMS AND CONDITIONS OF THE OFFER
Pursuant to the provisions of article 231-13 of the AMF General Regulations, on October 22, 2007, Deutsche Bank AG, Paris Branch, acting on behalf of the Offeror, filed the draft Offer with the AMF in the form of a standard cash tender offer (offre publique d’achat).

In accordance with article 231-13 of the AMF General Regulations, Deutsche Bank AG, Paris Branch, in its capacity as presenting bank, guarantees the content and the irrevocable nature of the undertakings given by the Offeror.
Number and nature of the Company Securities targeted by the Offer
Subject to the terms and conditions of the Offer set out below, the Offer includes:
(i)	any and all of the Company Shares, whether existing Company Shares or Company Shares that may be issued upon the exercise of Company Warrants, stock options or other employee incentive plans, or the conversion of Company Convertible Bonds, granted or issued by the Company prior to the date hereof, i.e., to the Offeror’s knowledge, a maximum of 111,289,274 Company Shares;

(ii)	any and all the outstanding Company Warrants issued by the Company on 22 July 2003 (the “2003 Company Warrants”), 15 June 2004 (the “2004 Company Warrants”), 21 July 2005 (the “2005 Company Warrants”), 20 July 2006 (the “2006 Company Warrants”) and on 5 June 2007 (the “2007 Company Warrants”), i.e. , to the Offeror’s knowledge, a maximum of 585,000 Company Warrants[2];

(iii)	any and all of the outstanding Company Convertible Bonds, i.e., to the Offeror’s knowledge, a maximum of 10,676,156 Company Convertible Bonds, in exchange for the consideration per Company Share, per each Company Warrant class, and per Company Convertible Bond as applicable, described in “Terms of the Offer” below.
As of the date of the draft offer document, neither the Offeror, nor Parent owns, directly or indirectly, acting alone or in concert, any Company Securities.
Terms of the Offer
The Offeror is proposing:
(i)	to the Business Objects shareholders, that they tender their Company Shares for 42 euros in cash per Company Share (the “Share Price”);

(ii)	to the holders of 2004 Company Warrants, that they tender their 2004 Company Warrants for 24.96 euros in cash per 2004 Company Warrant (the “2004 Company Warrant Price”);

(iii)	to the holders of 2005 Company Warrants, that they tender their 2005 Company Warrants for 18.87 euros in cash per 2005 Company Warrant (the “2005 Company Warrant Price”);

(iv)	to the holders of 2006 Company Warrants that they tender their 2006 Company Warrants for 19.69 euros in cash per 2006 Company Warrant (the “2006 Company Warrant Price”);

(v)	to the holders of 2007 Company Warrants, that they tender their 2007 Company Warrants for 12.01 euros in cash per 2007 Company Warrant (the “2007 Company Warrant Price”);

(vi)	to the holders of Company Convertible Bonds, that they tender their Company Convertible Bonds for 50.65 euros in cash per Company Convertible Bond, excluding January 1, 2008 coupon (the “Company Convertible Bond Price”).

[2]	It is the Offeror’s understanding that the Warrants have been granted to certain board members of the Company and that at the date hereof they are not transferable except to the beneficiary’s or immediate family. The Company Warrants are however included in the Offer, in accordance with Article 231-6 of the General Regulations of the AMF.

Situation of beneficiaries of employee incentive plans
The options to subscribe for, acquire or receive Company Shares or ADSs under the 1994 Stock Option Plan, the 1999 Stock Option Plan and the 2001 Stock Incentive Plan and the options under the 1999 Crystal Decisions Stock Option Plan, the 2002 Infommersion Stock Incentive Plan and the SRC 2003 Stock Incentive Plan converted into options to receive Company ADSs currently held by Business Objects Option LLC (altogether the “Company Stock Options”), the 2006 Company French free shares awards (the “Company Free Share Awards”), the Company Restricted Stock Units granted within the 2001 Subsidiary Stock Incentive Sub-Plan (the “RSUs”) and other equity incentive plans, the 1995 and 2004 International Employee Stock Purchase Plans and the French Employee Savings Plan (Plan d’Epargne d’Entreprise – PEE) and the Company Warrants, are described on pages 80 to 83 and 95 to 101 of the annual prospectus published by Company on 6 April 2007. The Company Stock Options, the Company Free Share Awards and the RSUs are altogether defined as the “Equity Awards”.
The beneficiaries of Company Stock Options who wish to contribute to the Offer the Shares covered by the Stock Options must have exercised them far enough in advance to be able to tender in the Offer the Shares issued upon the exercise of these Options no later than the last day of the Offer or of the subsequent offer (réouverture) (the “Subsequent Offer”) under article 232-4 of the General Regulations, as applicable.
Some of the Company Stock Options are not vested and not exercisable and consequently the underlying Company Shares may not be tendered in the Offer or in the Subsequent Offer.
To the extent Company Free Share Awards, RSUs and Company Warrants are not vested in time, the underlying Company Shares or ADSs may also not be tendered in the Offer or in the Subsequent Offer.
The Company Shares held directly within the Company French Employee Savings Plan (PEE) as a result of the exercise less than five years ago of Company Stock Options financed with lock-in assets of such plan pursuant to the provisions of Article L.443-6 of the French Labor Code may not, pursuant to such Article, be tendered in the Offer or in the Subsequent Offer.
If, as a result of the Offer, the Offeror successfully acquires over 50% of the Company’s voting rights on a fully diluted basis, a “change in control” will be triggered under the terms of certain Equity Awards plans. The beneficiaries will then be granted and benefit from the rights described below:
(a) preservation of all their rights under the above-mentioned Equity Awards plans; their Equity Awards that are currently unvested (and these not vested during the Offer period) will continue to vest in accordance with the terms of the different plans;
(b) subject to provisions specific to the French holders as described in paragraph (c) below, if at any time following the closing of the Offer a squeeze-out procedure (retrait obligatoire) is implemented, each Stock Option holder will benefit from a cash settlement mechanism pursuant to which, from and after the squeeze-out, the Company Stock Options will give right to receive upon their exercise, in lieu of Company Shares/ADSs, a cash-settled payment of equivalent value to the amount payable under the liquidity mechanism described below in paragraph (c). A similar cash-settlement mechanism will apply to the RSUs outstanding on the date of the squeeze-out
(c) The Offeror and the Company will propose to the holders of Equity Awards and holders of Company Shares held directly within the Company French Employee Savings Plan (PEE) as a result of the exercise of Company Stock Options pursuant to the provisions of Article L.443-6 of the French Labor Code and Company Warrants (together, the “Covered Instruments”) who have been residents of France for tax and/or social security purposes at any time since the date of granting of the relevant Covered Instruments (the “French holders”) a liquidity mechanism as described below (the “Liquidity Mechanism”), in order to avoid an increase for them and the

Company in the amount of taxes and social security charges possibly due in respect of such Covered Instruments or of the underlying Company Shares .
Such Liquidity Mechanism, which shall include customary terms and conditions, shall, for the holders of Company Stock Options, consist of:
A Put Option pursuant to which the Offeror will undertake to acquire the shares resulting from the exercise of any Company Stock Option, at the holder’s request, at any time during the period starting on the first business day following the expiry of the Applicable Restricted Period and ending 2 years and 3 months after the later of (i) the effective exercise of the Company Stock Option by the holder and (ii) the end of the Applicable Restricted Period, if any (the Applicable Liquidity Period); the Applicable Restricted Period meaning the period during which the holder may not dispose of the shares underlying the Company Stock Option without triggering unfavorable tax or social security charge consequences for any company in the Offeror’s or the Company’s groups,
And:
A Call Option pursuant to which the French holder will undertake to sell to the Offeror, at the Offeror’s request, during a period of 30 business days starting on the first business day following the expiry of the Applicable Liquidity Period, the Company Shares issued upon the exercise of any Company Stock Option.
For each of the Put Option and the Call Option, the acquisition price of each Company Share shall be equal (subject to adjustments) to (a) the Average Parent Share Price (defined as the average of the closing stock market prices of the Parent ordinary share for the 20 trading days prior to the date of exercise of the relevant Put Option or Call Option), multiplied by (b) the Ratio (defined as:
-	in case of a squeeze-out implemented immediately after the closing of the Offer pursuant to art. 237-14 of the AMF General Regulation, the consideration proposed in the Offer for each Company Share, i.e. 42 euros, divided by the weighted average Parent share price of the 20 trading days prior to and including the date of the closing of the Subsequent Offer,

-	in case of a squeeze-out implemented at a later stage, the consideration proposed in such squeeze-out for each Company Share divided by the weighted average Parent share price of the 20 trading days prior to and including the effective date of the squeeze-out.
A similar liquidity mechanism will also be implemented for Company Free Share Awards, Company Shares that may be issued upon the exercise of the Company Warrants and Company Shares held directly within the Company French Employee Savings Plan (PEE).
Authorization from the french finance minister
As of the date of this document, pursuant to article 231-32 of the AMF General Regulations, the opening of the Offer is subject to the prior approval of the French Ministry of the Economy in accordance with article L. 151-3 of the French Monetary and Financial Code relating to foreign investments in France.
The Company, active in the field of business intelligence software, has entered into several contracts with administrative bodies and with certain public sector entities in the defence area, certain of which, may fall within the scope of the activities listed in article R. 153-4 of the French Monetary and Financial Code for which investments made by a legal entity whose registered office is not in France but is in one of the states of the European Economic Area must obtain prior authorization; this would be the case for the Parent, in respect of its indirect investment in Business Objects.

A request for authorization was filed with the French Ministry of the Economy, Finance and Industry on October 10, 2007. In accordance with article R. 153-8 of the French Monetary and Financial Code, the French Minister for the Economy will issue his decision within two months from the date of the complete request for authorization. If no decision is issued by such date, authorization of the investment will be deemed to have been granted.
The holders of the Company Securities will be informed of the grant of this authorization and the opening of the Offer by means of a press release issued by the Offeror.
Conditions to the Offer
Success Threshold
The Offer is subject to the condition that the Company Securities tendered in the Offers represent at least 50.01% of Business Objects voting rights, on a fully diluted basis on the Offer closing date (the “Success Threshold”).
To calculate the Success Threshold, the following will be taken into consideration:
-	For the numerator, the sum of all the Company Shares validly tendered in the Offers by the Offer closing date and the underlying Company Shares resulting from the conversion of the Company Convertible Bonds and the exercise of the Company Warrants (including in each case Company Shares represented by Company ADSs) validly tendered in the Offers by the Offer closing date, and treasury shares held by the Company or by its subsidiaries that are not held for remittance in connection with the exercise of stock options or other employee incentive plans,

-	For the denominator, all Company Shares, on a fully-diluted basis, including Company Shares represented by Company ADSs and Company Shares that may be issued as a result of the conversion of all the Company Convertible Bonds and exercise of all the Company Warrants, stock options or other employee incentive plans, i.e., to the Offeror’s knowledge, a number of 111,289,274 Company Shares.
The Offeror and holders of Company Securities will not know whether the Success Threshold has been reached until the preliminary results, or as the case maybe the final results, of the Offer and the US Offer are published, which will occur after the Offer closes.
If the Success Threshold is not achieved, the Offer will not go forward, and the shares tendered in the Offer will be returned to their owners, in principle within two trading days of notice following publication of the failure of the Offer, without any interest or compensation of any kind being due to such owners.
However, the Offeror reserves the right to waive the Success Threshold, or, upon AMF’s prior acceptance, to reduce the Success Threshold, by filing an improved Offer at least five trading days before the Offers’ close, in accordance with the provisions of article 232-7 of the General Regulations.
Phase I Antitrust Clearance
The Offer is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), without the issuance of a second request, and the clearance of the transaction by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No.4064/89 (EC Merger Regulation) (together, the Phase I Antitrust Clearance).
SAP first submitted its proposed acquisition of Business Objects to the European Commission on October 11 and October 18 2007 and filed its Form CO on October 22, 2007.

On October 22, 2007, SAP and Business Objects filed notification and report forms with the US antitrust authorities.
The AMF will set the date of closing of the Offer upon receipt by the Offeror of the Phase I Antitrust Clearance.
Should the Offeror fail to receive such Phase I Antitrust Clearance, the Offer will automatically lapse pursuant to Article 231-11 of the AMF General Regulations.
Indicative timetable for the Offer
Prior to the opening of the Offer, the AMF and Euronext Paris will publish, respectively, an opening notice (avis d’ouverture) and a notice announcing the terms and the timetable for the Offer.
An indicative timetable is set forth below:

October 22, 2007	Filing of the proposed Offer with the AMF

November 13, 2007	Clearance decision (Déclaration de conformité)

November 22, 2007	Expiration or termination of the HSR waiting period

November 28, 2007	Clearance of the Offer by the European Commission

December 10, 2007	Grant of prior authorization from the Minister for the Economy in accordance with Article L. 151-3 of the French Monetary and Financial Code

December 12, 2007	Opening of the Offer

January 18, 2008	Closing of the Offer

January 23, 2008	Publication of notice announcing the provisional results of the Offer

January 31, 2008	Publication of notice announcing the final results of the Offer

February 7, 2008	Settlement – Delivery
Financing of the Offer
Cost of the Offer
The total cost incurred by the Offeror in connection with the Offer in the event that all the Company Securities targeted by the Offer are tendered, assuming conversion and/or exercise of all the Company Securities, options or rights actually exercisable or convertible prior to the closing of the Offer into Company Shares, the total cash consideration to be paid by the Offeror to the Company Security holders having tendered their Company Securities (excluding fees and related expenses) including, in particular, costs relating to the Company Securities acquisition (excluding the price paid for the Company Securities acquisitions itself), the fees and other costs of the external financial, legal and accounting advisers and of any experts and other consultants, as well as communication costs, but excluding the amount of costs relating to the financing of the transaction, is estimated to be approximately in a range of 20 to 25 million euros (excluding tax).
Financing of the Offer

In the event that 100% of the Company Securities targeted by the Offers are tendered in the Offers, assuming the conversion of all Company Convertible Bonds and the exercise of all exercisable Company Warrants, Company Stock Options and other rights granted in connection with any employee incentive plans prior to tendering, the total cash consideration to be paid by the Offeror to the holders of Company Securities having tendered their Company Securities (excluding fees and related expenses) would amount to 4,679,149,508 euros.
Parent intends to finance the Offers with available cash and funds borrowed through the facility described below.
Parent will make this financing available to the Offeror through the issuance by the Offeror of a mix of equity and debt instruments.
For purposes of the Offers, Parent has entered into a 5 billion euro credit facility dated as of 1 October 2007, with Deutsche Bank AG as Mandated Lead Arranger, Deutsche Bank Luxembourg S.A. as Agent and Original Lender and Deutsche Bank AG, Paris Branch as presenting bank of the Offer. Funds available to Parent shall be drawn only if the Offers are successful. This credit facility includes terms and conditions customary for financings of this type.
Brokerage costs and remuneration of the intermediaries – Stock exchange Tax
Except as indicated below, no costs will be reimbursed and no fee will be paid by the Offeror to any intermediary whatsoever or to any person whomsoever soliciting Company Securities holders to tender their shares or warrants respectively in the Offer.
The Offeror will bear the cost of the brokerage commission and the corresponding VAT, paid by the holders of Company Shares and Company Convertible Bonds who tender their securities in the Offer, within the limit of 0.20% of the value of such security, capped at 200 euros per account (inclusive of tax). The holders of Company Shares and Company Convertible Bonds will not be reimbursed any brokerage commission if the Offer is declared to have been unsuccessful for whatever reason.
The Offeror will not reimburse any tax on securities transactions provided for in article 978 of the French Tax Code.
3 VALUATION CRITERIA FOR THE OFFER
Assessment of the offer price for Business Objects shares
Business Objects shareholders will receive for each Company Share tendered in the Offer €42.0 in cash.
Below is a summary of the valuation:

Methodology	Implied premium

Trading prices

Last quoted price before the announcement of the Offer (October 5, 2007)	+20.0%

Methodology	Implied premium

Last quoted price before initial rumors (September 14, 2007)	+35.0%

5-day average (1)	+32.8%

1-month average (1)	+36.2%

3-month average (1)	+36.1%

6-month average (1)	+41.4%

12-month average (1)	+45.1%

12-month high (2)	+25.6%

12-month low (2)	+75.0%

Comparable companies

EV/Revenues	+14.9% / +15.2%

EV/EBIT	+27.7% / +26.7%

P/E	+38.3% / +36.5%

Precedent transactions

EV/Revenues and P/E (median multiples from the sample)	(7.4)%/ +41.8%

EV/Revenues and P/E (multiples from Oracle/Hyperion Solutions)	+4.6% / +18.9%

Source:	Datastream

(1)	Volume-weighted average on Euronext Paris, through September 14, 2007

(2)	Based on listing on Euronext Paris, through September 14, 2007
3.1 Assessment of the offer price for Business Objects warrants
The Company Warrants targeted by the Offer were granted to board members and are not listed or transferable.
These Company Warrants are all largely ‘in the money’ based on the Share Price (+40.0% to 146.5% above the exercise prices ranging from €17.04 to €29.99).
The terms of the Offer made for Company Warrants are identical to the terms of the Offer made for the underlying Company Shares after deduction of the exercise price, as if holders of Company Warrants elected to convert the Company Warrants and tender the underlying shares instead of the Company Warrants.
Consequently, the assessment of the Offer for the Company Warrants is identical to the assessment of the Offer for Company Shares.
3.2 Assessment of the offer price for Business Objects convertible bonds
Holders of Company Convertible Bonds will receive for each Company Convertible Bond tendered in the Offer €50.65 excluding the January 1, 2008 coupon.
     Below is a summary of the valuation:

Methodology	Implied Premium

Conversion value

initial conversion ratio (1Company Share for 1 ORNANE)	+20.6%

Increased conversion ratio due to the Offer (Jan 15/Feb 15, 2008)	+0.0%/0.0%

Trading prices

Methodology	Implied Premium

Last price before the announcement of the Offer (October 5, 2007)	+6.9%

Last price before initial rumors (September 14, 2007)	+14.7%

5-day average (1)	+13.8%

1-month average (1)	+16.0%

3-month average (1)	+17.2%

6-month average (1)	n/a

12-month average (1)	n/a

Historical high (1)	+6.9%

Historical low (1)	+23.0%

Present value to maturity

Put in 2012	+43.6%

Theoretical value

Based on €42.0 per share reference price	+1.0%
Forward-Looking Statements
This release contains forward-looking statements that involve risks and uncertainties concerning the anticipated process and timing for the Offers and related transactions, the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Business Objects, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction (including SAP’s ability to tender successfully for at least 50.01% of all voting rights on a fully diluted basis), the impact on minority shareholders who do not tender into the offer, the failure to retain key Business Objects employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and Business Objects to achieve the anticipated synergies of the proposed transaction and other risks detailed in Business Objects’ SEC filings, including those discussed in Business Objects’ quarterly report on Form 10-Q for the quarter ended June 30, 2007, which is on file with the SEC and available at the SEC’s website at www.sec.gov.
Additional Information
The tender offer for the outstanding Company Shares, the Company Convertible Bonds and the Company Warrants has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy Company Shares, Company Convertible Bonds and Company Warrants will be made, in France, only at the time of the launching of the Offer pursuant to French laws and regulations and, in the United States, pursuant to an offer to purchase and related materials that SAP France S.A. intends to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects shareholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP and Business Objects carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects shareholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP AG and SAP France S.A. may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.
The publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.